UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces BB+ Long-Term Issuer Rating from Fitch

International Game Technology PLC (NYSE:IGT) ("IGT") announced today that Fitch Ratings, Inc. ("Fitch") has assigned each of IGT and its subsidiary, IGT Lottery Holdings B.V., a long-term issuer rating of BB+ with a stable rating outlook and a rating of BBB- to their long-term senior secured debt.

According to Fitch's published report, the issuer rating reflects IGT's conservative leverage, which improved meaningfully from pre-pandemic levels primarily because of debt reduction funded by proceeds from the sales of non-core businesses and strong free cash flow generation. The strong credit profile positions IGT favorably to continue funding slot machine development and shareholder returns and absorb potential future cash demands related to lottery concessions. The rating also considers IGT's leading share in core gaming end markets, specifically lottery.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces BB+ Long-Term Issuer Rating from Fitch”, dated February 2, 2023.

2

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces BB+ Long-Term Issuer Rating from Fitch”, dated February 2, 2023.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4